Exhibit 99.1

ASX ANNOUNCEMENT

6 March 2018

Project Shivom Strategic Alliance

Melbourne, Australia; 6 March 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”) a diversified molecular diagnostics company; provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for sporadic (non-hereditary) breast cancer, embracing blockchain technologies across genomic testing platforms, is pleased to announce that it has entered into a non-binding terms sheet with Omix Ventures Private Limited which operates Project Shivom, as further described below. (“Project Shivom”).

Project Shivom has announced that it is planning to accumulate and create the world’s largest sequenced genetic database. The collaboration with GTG is intended to;

•      Provide a framework for GTG to become a collaborative laboratory as part of a global network of laboratories as envisaged by Project Shivom,

•      Enhance GTG’s experience in the development of predictive cancer tests through access to a large population of data and new markets,

•      Potentially form the basis of a new data monitoring and real time risk assessment service,

•      Allow GTG, through access to this significant pool of data to modify its risk assessment kits for additional ethnicities as well as the potential to develop new products based on opportunity and areas of need,

•      Provide Project Shivom with access to GTG’s CLIA accredited laboratory situated in Victoria. It is expected that this relationship could result in GTG increasing its operations in terms of samples processed; comprehensively improving its database and generating increased revenues on a pay per use basis,

•      Provide an opportunity for GTG to offer genetic counselling and become part of the global genetic counselling network as envisaged by Project Shivom.

Project Shivom is in the process of establishing a Precision Medicine “ecosystem” — a decentralised blockchain where people can get their genome sequenced and stored.  Project Shivom, subject to patient take-up / market penetration, plans to collect significant volumes of genomic data in order to create a platform to provide ancestry data, personal health insight and genomic data for research, and it is seeking to collaborate with partner organisations such as GTG across multiple industries to establish a fully integrated, open, shareable, scalable ecosystem.

Dr Paul Kasian, Genetic Technologies’ Chairman commented: “The Board is excited about the opportunity to collaborate with Project Shivom on its unique blockchain platform. Where the formal terms are agreed with Project Shivom, access to such a large database of genomic data would allow GTG to utilize its SNP based risk assessment technologies and Australian CLIA accredited laboratory to facilitate the potential further development of other predictive cancer tests, enabling GTG to offer a comprehensive risk assessment portfolio.”

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com               ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA))
Director and Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

About Project Shivom

Project Shivom is powering the next era of genomics through blockchain technology — protecting identity, personalizing healthcare and transforming lives. For the first time ever, a precision medicine ecosystem will offer an open web-marketplace for other providers to add not only genomics information, but also analytics, and associated apps and services to drive personalized medicine. We further aim to extend our services to form a global network of laboratories and research centres, as well as genetic counsellors and other relevant services. For further information, please visit:  https://shivom.io/

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.